UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the press release along with Material Change Report dated July 15, 2008

Commission File Number: 333-10100

ALIMENTATION COUCHE-TARD INC.

1600 St-Martin Boulevard East
Tower B, Suite 200
Laval, Quebec, Canada
H7G 4S7

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.
Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

Yes ☐ No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES:

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALIMENTATION COUCHE-TARD INC.

July 15, 2008
Per: /s/ Sylvain Aubry
Sylvain Aubry
Senior Director, Legal Affairs and Corporate Secretary

CONTINUED GROWTH IN COUCHE-TARD REVENUES AND SHARP DROP IN
MOTOR FUEL GROSS MARGINS IN THE UNITED STATES

  Revenues for the fourth quarter rose 24.7% to $3.7 billion

  Net earnings amount to $15.5 million during the quarter, a decrease compared with $33.4 million in 2007, strongly impacted by:

  Weak motor fuel margins in the United States

  Expenses related to electronic payment modes

  Unfavourable economic conditions in the southern part of the United States

  Stepping up of share repurchase program reaching $53.0 million for the quarter

  Development-wise, signing of firm agreements:

  Expanded partnership with Irving Oil to include 252 stores across Atlantic Canada and New England

  Acquisition of 84 company-operated stores in Illinois and Missouri

  New credit agreement of US$310 million subsequent to year-end

TSX: ATD.A, ATD.B

Laval (Quebec), July 15, 2008 – Owing to recent acquisitions and especially to the sharp increase in the retail price at the pump, Alimentation Couche-Tard Inc. posted solid growth in revenues for the fourth quarter of fiscal 2008.

Revenues for the 12-week period ended April 27, 2008 show a robust increase of 24.7%, reaching $3.7 billion, i.e. an increase of $733.2 million. An amount of $475.5 million stems from soaring motor fuel prices, $120.1 million result from major acquisitions and $89.8 million were generated from the appreciating value of the Canadian dollar.

Net earnings for the fourth quarter of 2008 were $15.5 million ($0.08 per share on a diluted basis) compared with $33.4 million ($0.16 per share on a diluted basis) last year.

“The past quarter was extremely challenging in the United States. We faced turbulence on several fronts, namely an economic slack in our southern divisions combined with motor fuel margins far below historical averages, compounded by electronic payment modes expenses exceeding the four cents per gallon average this quarter. Given these circumstances, our operational teams focused on in-store execution and on maintaining our market share. We expect to be fully prepared when better market conditions arise. I would also add that we have an excellent balance sheet and a solid cash position which we fully intend to leverage when growth opportunities will arise,” notes Alain Bouchard, Chairman of the Board, President and Chief Executive Officer.

Highlights of the Fourth Quarter of Fiscal 2008

Growth of the Store Network

	12-week period ended April 27, 2008			52-week period ended April 27, 2008
	Company-			Company-
	operated	Affiliated		operated	Affiliated
	stores	stores[1]	Total	stores	stores[1]	Total

Number of stores, beginning of period	4,087	1,034	5,121	4,072	1,023	5,095
Acquisitions	-	-	-	44	-	44
Openings / constructions / additions	12	25	37	44	75	119
Closures / withdrawals	(32)	(7)	(39)	(98)	(41)	(139)
Conversions into company-operated stores	1	(1)	-	7	(7)	-
Conversions into affiliated stores	-	-	-	(1)	1	-
Number of stores, end of period	4,068	1,051	5,119	4,068	1,051	5,119

1. Since the fourth quarter of 2008, this number excludes the “purchasing partners” and independent store operators to which we supply motor fuel, which were previously included with the affiliated stores. Opening balances were adjusted to reflect this new methodology.

IMPACT Program During the fourth quarter, Couche-Tard implemented its IMPACT program in 93 company-operated stores, for a total of 422 stores since the beginning of fiscal 2008. As a result, 61.3% of the company-operated stores have now been converted to the IMPACT program, which gives the Company considerable opportunity for future internal growth.

Dividends On July 15, 2008, the Board of Directors of Couche-Tard declared a dividend of Cdn$0.035 per share to shareholders on record as at July 24, 2008, and approved its payment for August 1, 2008. This is an eligible dividend within the meaning of the Income Tax Act.

Share repurchase program Under its share repurchase program, Couche-Tard repurchased 2,062,200 Class A multiple voting shares during the fourth quarter at an average cost of Cdn$14.98 and 1,393,206 Class B subordinate voting shares at an average cost of Cdn$15.99. On a cumulative basis, as at April 27, 2008, since the implementation of this program, repurchases total 2,116,600 Class A multiple voting shares at an average cost of Cdn$15.05 and 4,045,606 Class B subordinate voting shares at an average cost of Cdn$17.23.

Subsequent Event. On June 13, 2008, the Company entered into a new credit agreement consisting of a revolving unsecured facility of an initial maximum amount of $310.0 million with an initial maturity, terms and conditions similar to those of the agreement held by the Company as at April 27, 2008, which is described in note 17a) of the consolidated financial statements included in the 2008 Annual Report.

Exchange Rate Data
The Company reports in US dollars given the predominance of its operations in the United States and its US dollar denominated debt.

The following table presents relevant exchange rates information based upon the Bank of Canada closing rates expressed as US dollars per Cdn$1.00:

	12-week periods ended		52-week periods ended
	April 27,	April 29,	April 27,	April 29,
	2008	2007	2008	2007
Average for period [1]	0.9947	0.8633	0.9773	0.8789
Period end	0.9840	0.8961	0.9840	0.8961
1. Calculated by taking the average of the closing exchange rates of each day in the applicable period.

Selected Consolidated Financial Information

The following tables highlight certain information regarding Couche-Tard’s operations for the 12-week and the 52-week periods ended April 27, 2008 and April 29, 2007:

(In millions of US dollars, unless otherwise stated)	12-week periods ended			52-week periods ended
	April 27,	April 29,	Variation	April 27,	April 29,	Variation
	2008	2007	%	2008	2007	%
Statement of Operations Data:
Merchandise and service revenues (1):
United States	790.8	768.7	2.9	3,476.3	3,116.6	11.5
Canada	373.5	318.4	17.3	1,724.4	1,500.4	14.9
Total merchandise and service revenues	1,164.3	1,087.1	7.1	5,200.7	4,617.0	12.6
Motor fuel revenues:
United States	2,229.3	1,666.7	33.8	8,891.6	6,514.6	36.5
Canada	312.2	218.8	42.7	1,277.7	955.8	33.7
Total motor fuel revenues	2,541.5	1,885.5	34.8	10,169.3	7,470.4	36.1
Total revenues	3 705.8	2,972.6	24.7	15,370.0	12,087.4	27.2
Merchandise and service gross profit (1):
United States	262.4	255.5	2.7	1,146.5	1,046.9	9.5
Canada	129.5	113.5	14.1	601.1	526.6	14.2
Total merchandise and service gross profit	391.9	369.0	6.2	1,747.6	1,573.5	11.1
Motor fuel gross profit:
United States	67.7	82.8	(18.2)	393.9	372.1	5.9
Canada	19.3	14.2	35.9	82.0	58.9	39.2
Total motor fuel gross profit	87.0	97.0	(10.3)	475.9	431.0	10.4
Total gross profit	478.9	466.0	2.8	2,223.5	2,004.5	10.9
Operating, selling, administrative and general expenses	415.2	367.0	13.1	1,738.9	1,512.4	15.0
Depreciation and amortization of property and equipment and other
assets	39.9	34.4	16.0	172.5	133.8	28.9
Operating income	23.8	64.6	(63.2)	312.1	358.3	(12.9)
Net earnings	15.5	33.4	(53.6)	189.3	196.4	(3.6)
Other Operating Data:
Merchandise and service gross margin (1):
Consolidated	33.7%	33.9%	(0.2)	33.6%	34.1%	(0.5)
United States	33.2%	33.2%	-	33.0%	33.6%	(0.6)
Canada	34.7%	35.6%	(0.9)	34.9%	35.1%	(0.2)
Growth of same-store merchandise revenues (2) (3):
United States	0.1%	3.4%		2.5%	3.3%
Canada	2.2%	3.3%		4.0%	2.6%
Motor fuel gross margin:
United States (cents per gallon) (3):	10.02	13.12	(23.6)	13.58	14.90	(8.9)
Canada (Cdn cents per litre)	5.25	4.67	12.4	5.08	4.31	17.9
Volume of motor fuel sold (4):
United States (millions of gallons)	697.3	671.0	3.9	3,019.9	2,609.0	15.7
Canada (millions of litres)	370.1	351.0	5.4	1,655.0	1,554.5	6.5
Growth of same-store motor fuel volume (3):
United States	0.9%	(2.5%)		(0.2%)	2.9%
Canada	5.8%	5.2%		6.3%	4.8%
Per Share Data:
Basic net earnings per share (dollars per action)	0.08	0.17	(52.9)	0.94	0.97	(3.1)
Diluted net earnings per share (dollars per action)	0.08	0.16	(50.0)	0.92	0.94	(2.1)

				April 27,	April 29,	Variation
				2008	2007	$
Balance Sheet Data:
Total assets				3,320.6	3,043.2	277.4
Interest-bearing debt				842.2	870.0	(27.8)
Shareholders’ equity				1,253.7	1,145.4	108.3
Ratios:
Net interest-bearing debt/total capitalization (5)				0.33 : 1	0.39 : 1
Net interest-bearing debt/EBITDA (6)				1.29 : 1	1.48 : 1

1.

Includes other revenues derived from franchise fees, royalties and rebates on some purchases by franchisees and licensees.

2.

Does not include services and other revenues (as described in footnote 1 above). Growth in Canada is calculated based on Canadian dollars.

3.

For company-operated stores only.

4.

Includes volume of franchisees and dealers.

5.

This ratio is presented for information purposes only and represents a measure of financial condition used especially in financial circles. It represents the following calculation: long-term interest-bearing debt, net of cash and cash equivalents and temporary investments, divided by the addition of shareholders’ equity and long-term debt, net of cash and cash equivalents and temporary investments. It does not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

6.

This ratio is presented for information purposes only and represents a measure of financial condition used especially in financial circles. It represents the following calculation: long-term interest-bearing debt, net of cash and cash equivalents and temporary investments, divided by EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization). It does not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

Operating Results

Revenues amounted to $3.7 billion for the 12-week period ended April 27, 2008, up $733.2 million, for an increase of 24.7%, of which $475.5 million is attributable to soaring motor fuel prices, $120.1 million results from major acquisitions(1) and $89.8 million were generated from the appreciating value of the Canadian dollar. For the fiscal year, Couche-Tard’s growth in revenues was $3.3 billion or 27.2%, which boosted its revenues to $15.4 billion. The proportion of its business in the United States is 80.5% compared with 79.7% for the previous year.

 For the fourth quarter of fiscal 2008, growth of same-store merchandise revenues in the United States stood at 0.1% and 2.2% in Canada. Anemic growth in the United States is explained by difficult economic conditions, especially in the southern part of U.S. The situation was magnified by a significant rise in motor fuel retail price at the pump, leaving that much less margin on consumers’ personal disposable income for in-store purchases. Finally, a tightened application of immigration laws in Arizona noticeably affected sales within the business unit whose stores had a strong concentration of Hispanic consumers. In Canada, Couche-Tard believes the performance to be satisfactory given the competitive landscape in Central and Eastern Canada, the growing smuggling on tobacco products and changing weather conditions. To achieve this level of performance, business units in Canada marketed and featured products in growing demand, including value brand cigarettes and certain beverages. Additionally, business units in the United States and Canada both pursued the implementation of one of Couche-Tard’s key success factors: the IMPACT program.

During fiscal 2008, merchandise and service revenues grew by $583.7 million or 12.6%, of which $268.1 million was generated by major acquisitions and $168.5 million was generated by the 9.1% appreciation of the Canadian dollar against its U.S. counterpart. Internal growth, as measured by the growth of same-store merchandise revenues, was 2.5% in the United States and 4.0% in Canada.

Motor fuel revenues increased by $656.0 million or 34.8% for the 12-week period ended April 27, 2008, of which $475.5 million stems from a higher average retail price at the pump in the Company’s U.S. and Canadian company-operated stores, as shown in the following table:

Quarter	1st	2nd	3rd	4th	Weighted average
52-week period ended April 27, 2008
United States (US dollars per gallon)	2.98	2.73	2.96	3.22	2.97
Canada (Cdn cents per litre)	98.49	92.35	95.92	103.69	97.43
52-week period ended April 29, 2007
United States (US dollars per gallon)	2.86	2.61	2.26	2.52	2.52
Canada (Cdn cents per litre)	96.08	89.87	80.27	90.11	88.42

The major acquisitions contributed 30.3 million additional gallons during the 12-week period ended April 27, 2008, or $96.5 million in revenues. The appreciation of the Canadian dollar against its U.S. counterpart was also responsible for $40.9 million of the increase. The same-store motor fuel volume rose 0.9% in the United States and 5.8% in Canada. The poor performance in the United States can be explained by the unfavorable economic climate in the southern part of U.S. and by the drop in demand resulting from the sharp increase in retail prices at the pump. This was partially offset by pricing strategies focusing on maintaining customer traffic. Growth in Canada is primarily due to the strong economy in Western Canada combined with the popularity and improvement of the CAA program in Quebec and a more focused pricing strategy in Ontario.

For fiscal 2008, motor fuel revenues rose $2.7 billion, up 36.1%, of which $1.2 billion stem from higher prices at the pump in company-operated stores in the United States and Canada. Major acquisitions contributed 412.2 million additional gallons during 2008, or $1.2 billion in revenues. The appreciation of the Canadian dollar against its U.S. counterpart was also responsible for $128.8 million of the increase. The same-store motor fuel volume fell 0.2% in the United States and rose 6.3% in Canada.

(1) “Major acquisitions” referred to herein encompass the acquisition of seven stores or more that have not been in operation for a full 12-month period during fiscal 2008.

Merchandise and service gross margin was 33.7% in the fourth quarter of 2008, compared with 33.9% in the fourth quarter of 2007. In the United States, the gross margin was 33.2%, identical to last year. The Company was successful in maintaining its gross margin in the U.S. because its business units were able to transfer to the consumer a fair portion of cost price increases driven by the marked worldwide price increase in certain commodities and raw materials. In Canada, the margin fell to 34.7%, resulting mainly from aggressive promotions in the milk and cigarettes product segments, from a temporary and unfavourable change in the product mix, as well as from non-recurring supplier rebates received during the fourth quarter of fiscal 2007.

For fiscal 2008, the merchandise and service gross margin was 33.6%, with 33.0% in the United States, a 0.6% decrease, and 34.9% in Canada, down from 35.1% in 2007. In the United States, the drop is primarily due to aggressive and targeted promotions during the first three quarters. In addition, some acquisitions with discount-based strategies have also lowered the gross margin in the U.S.

Motor fuel gross margin for company-operated stores in the United States fell 3.10¢ per gallon, from 13.12¢ per gallon last year to 10.02¢ per gallon this quarter. The significant drop in margin results from marked and successive increases in product costs that the Company’s business units were not able to transfer immediately to the consumers because of very competitive market conditions. In Canada, the margin rose, reaching Cdn5.25¢ per litre compared with Cdn4.67¢ per litre for the corresponding quarter in 2007. The key distinction between the Canadian and U.S. markets lies in the virtually immediate adjustment of retail prices in Canada following cost price increases. For fiscal year 2008, the motor fuel gross margin for company-operated stores in the United States reached 13.58¢ per gallon compared to 14.90¢ per gallon last year. In Canada, the margin rose, reaching Cdn5.08¢ per litre compared with Cdn4.31¢ per litre in fiscal 2007.

Couche-Tard takes this opportunity to underscore that, in normal economic conditions, the sometimes high volatility of motor fuel gross margins from one quarter to another tends to stabilize on an annual basis. This reality is less apparent than usual in fiscal year 2008 due to exceptionally low margins generated during the fourth quarter. The drop in the net margin is even steeper when factoring in expenses related to electronic payment modes. The motor fuel gross margin of Couche-Tard’s company-operated stores in the United States as well as the impact of expenses related to electronic payment modes for the last eight quarters were as follows:

(US cents per gallon)
					Weighted
Quarter	1st	2nd	3rd	4th	average
52-week period ended April 27, 2008
Before deduction of expenses related to electronic payment modes	16.73	13.04	14.38	10.02	13.58
Expenses related to electronic payment modes	4.15	3.82	3.98	4.02	3.99
After deduction of expenses related to electronic payment modes	12.58	9.22	10.40	6.00	9.59
52-week period ended April 29, 2007
Before deduction of expenses related to electronic payment modes	13.60	20.73	13.19	13.12	14.90
Expenses related to electronic payment modes	3.82	3.77	3.12	3.59	3.52
After deduction of expenses related to electronic payment modes	9.78	16.96	10.07	9.53	11.38

Operating, selling, administrative and general expenses rose by 1.9% as a percentage of merchandise and service revenues on a quarterly basis and they increased 0.7% over the year. Excluding expenses related to electronic payment modes, operating, selling, administrative and general expenses increased 1.6% on a quarterly basis and 0.2% over the year. These increases are mostly driven by the rise in rental charges, the overall increase in labour costs and conversion expenses for certain of the Company’s motor fuel equipment in order to comply with ethanol distribution standards. Finally, the rising popularity of electronic payment modes further contributed to the increase of these expenses which were already boosted by rising retail prices at the pump and increased motor fuel volume.

Earnings before interests, taxes, depreciation and amortization [EBITDA]1 was $63.7 million in the fourth quarter, down 35.7% compared with last year, primarily due to weak motor fuel margins and the increase in certain operating expenditures, i.e. electronic payment modes expenditures. For the year, EBITDA decreased 1.5% to $484.6 million, of which $32.6 million stems from major acquisitions.

Depreciation and amortization of property and equipment and other assets increased primarily due to investments made over the past 12 months through acquisitions and due to the ongoing implementation of the IMPACT program in the network.

Financial expenses decreased $5.3 million during the fourth quarter of 2008 compared with the quarter ended April 29, 2007, while they increased $6.6 million in fiscal 2008. The decrease over the quarter is due to a drop in average borrowings and a lower average interest rate, while during the year, the increase is due to higher average borrowings partially offset by the drop in the average interest rate.

During the fourth quarter of 2008, the Company recovered $0.8 million in income taxes, compared to an income tax expense of $16.8 million last year. The recovered amount for the quarter results from the adjustment of the effective income tax rate taking into account the actual results of the fourth quarter.

In fiscal 2008, the income tax rate is 26.5%, down from the 36.7% posted last year. This significant decrease is partly due to the reversal in 2008 of the unusual income tax expense of $9.9 million recorded during the during fiscal 2007 following the adoption by the Government of Quebec of Bill 15 in the National Assembly of Quebec. Excluding this aspect, the income tax rate for 2008 is 30.3% compared with 33.5% last year. This increase is explained by a change in the breakdown of the earnings before income taxes between various fiscal jurisdictions.

Net earnings for the fourth quarter of fiscal 2008 is $15.5 million, which equals $0.08 per share (same on a diluted basis), compared with $33.4 million last year ($0.16 per share on a diluted basis), a decrease of $17.9 million. This drop is due to the weak motor fuel gross margin in the United States, to higher expenses related to electronic payment modes and to the economic slack of our business units in the southern part of U.S. In addition, major acquisitions negatively impacted net earnings by $1.0 million, chiefly because of net motor fuel margins lower than historical averages. These items were partially offset by the excellent performance of certain of the Company’s business units and by the income tax recovery during the fourth quarter of 2008, which takes into account the adjustment to the income tax expenses based on the annual effective tax rate.

Couche-Tard closed fiscal 2008 with net earnings of $189.3 million, which equals $0.94 per share or $0.92 per share on a diluted basis, compared with $196.4 million last year ($0.94 per share on a diluted basis), a decrease of $7.1 million or 3.6%.

Liquidity and Capital resources
Couche-Tard’s capital expenditures and acquisitions carried out during fiscal 2008 were mainly financed using its available cash. In the future, Couche-Tard is confident that it will be able to finance its capital expenditures and acquisitions through a combination of cash flows from operating activities, additional debt, monetization of its real estate portfolio and, as a last resort, by share issuances.

As at April 27, 2008, $500.3 million of the Company’s term revolving unsecured operating credit had been used. The weighted average effective interest rate was 3.51% for the US dollar portion and 4.21% for the Canadian dollar portion. The Company also has a $334.7 million subordinated unsecured debt (nominal value amounting to $350.0, net of attributable financing costs of $11.5, adjusted for the fair value of the interest rate swaps designated as a fair value hedge of the debt ) carrying an effective interest rate of 8.23% (6.61% taking into account the effect of the interest rate swap). In addition, standby letters of credit in the amount of Cdn$0.7 million and Cdn$17.9 million were outstanding as at April 27, 2008.

[1] Earnings before interests, taxes, depreciation and amortization is not a performance measure defined by Canadian GAAP, but management, investors and analysts use this measure to evaluate the operating and financial performance of the Company. Note that Couche-Tard’s definition of this measure may differ from the ones used by other companies.

Selected Consolidated Cash Flow Information

(In millions of US dollars)	12-week periods ended			52-week periods ended
	April 27,	April 29,	Variation	April 27,	April 29,	Variation
	2008	2007		$2008	2007	$
Operating activities
Cash flows (1)	65.4	55.5	9.9	359.2	328.7	30.5
Other	67.9	117.1	(49.2)	0.6	74.3	(73.7)
Net cash provided by operating activities	133.3	172.6	(39.3)	359.8	403.0	(43.2)
Investing activities
Purchase of property and equipment, net of
proceeds from the disposal of property and equipment	(96.9)	(138.5)	41.6	(259.3)	(355.6)	96.3
Proceeds from sale and leaseback transactions	5.7	10.1	(4.4)	172.4	35.5	136.9
Business acquisitions	(0.3)	(38.9)	38.6	(70.7)	(600.6)	(529.9)
Other	(0.1)	3.5	(3.6)	(2.8)	0.5	(3.3)
Net cash used in investing activities	(91,6)	(163.8)	72.2	(160.4)	(920.2)	759.8
Financing activities
Increase (decrease) in long-term debt	84.8	(57.4)	142.2	(14.3)	345.8	(360.1)
Share repurchase	(53.0)	-	(53.0)	(101.3)	-	(101.3)
Dividends	(6.9)	(5.2)	(1.7)	(25.6)	(19.5)	(6.1)
Issuance of shares	-	0.3	(0.3)	4.7	1.1	3.6
Net cash provided by (used in) financing activities	24.9	(62.3)	87.2	(136.5)	327.4	(463.9)
Company credit rating
Standard and Poor’s	BB	BB		BB	BB
Moody’s	Ba1	Ba1		Ba1	Ba1

1.

These cash flows are presented for information purposes only and represent a performance measure used especially in financial circles. They represent cash flows from net earnings, plus depreciation and amortization, loss on disposal of assets and future income taxes. They do not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

Operating activities Net cash from operating activities reached $359.8 million during fiscal 2008 and $133.3 million during the fourth quarter, down $43.2 million and $39.3 million respectively compared to 2007. This decrease is mainly due to increases in motor fuel inventory costs and increased credit and debit cards receivables driven by higher motor fuel prices and growing usage of these modes of payment.

Investing activities Capital expenditures are primarily related to the ongoing implementation of Couche-tard’s IMPACT program throughout its network, to new constructions as well as the replacement of equipment in some of its stores to enhance the offering of products and services as well as the addition of new stores. During fiscal 2008, Couche-Tard also invested $70.7 million to acquire 44 company-operated stores. Finally, sale and leaseback transactions generated $172.4 million, namely the transaction involving 83 sites sold to Cole Credit Property Trust II, Inc. for a total sale price of $131.4 million.

Financing activities During fiscal 2008, Couche-Tard proceeded with the repurchase of 2,116,600 Class A multiple voting shares at an average cost of Cdn$15.05 and 4,045,606 Class B subordinate voting shares at an average cost of Cdn$17.23, for a total of $101.3 million. During the fourth quarter of 2008, Couche-Tard repurchased 2,062,200 Class A multiple voting shares at an average cost of Cdn$14.98 and 1,393,206 Class B subordinate voting shares at an average cost of Cdn$15.99, for a total of $53.0 million.

Financial Position

As demonstrated by the indebtedness ratios included in the “Selected Consolidated Financial Information” section and by the cash flows, Couche-Tard has an excellent financial position.

Total consolidated assets of $3.3 billion as at April 27, 2008 increased by $277.4 million compared with the previous year. The growth is primarily a result of the increase of:

  $76.7 million in property and equipment, largely due to capital investments during the year, partially offset by disposals related to sale and leaseback transactions;

  $74.3 million from cash and cash equivalents;

  $62.4 million in inventory, largely due to a jump in cost price of motor fuel; and

  $52.7 million in accounts receivable chiefly explained by an increase in credit and debit cards receivable.

Summary of Quarterly Results

(In millions of US dollars except for per share data,	52-week period ended				52-week period ended
unaudited)	April 27, 2008				April 29, 2007
Quarter	4th	3rd	2nd	1st	4th	3rd	2nd	1st
Weeks	12 weeks	16 weeks	12 weeks	12 weeks	12 weeks	16 weeks	12 weeks	12 weeks
Revenues	3,705.8	4,590.9	3,499.8	3,573.5	2,972.6	3,498.0	2,759.7	2,857.1
Earnings before depreciation and amortization of
property and equipment and other assets,
financial expenses and income taxes	63.7	130.6	135.2	155.1	99.0	125.0	149.2	118.9
Depreciation and amortization of property and
equipment and other assets	39.9	53.8	41.1	37.7	34.4	43.3	28.3	27.8
Operating income	23.8	76.8	94.1	117.4	64.6	81.7	120.9	91.1
Financial expenses	9.1	16.7	13.8	15.0	14.4	16.6	8.5	8.5
Net earnings	15.5	50.5	54.2	69.1	33.4	43.7	74.7	44.6
Net earnings per share
Basic	$0.08	$0.25	$0.27	$0.34	$0.17	$0.22	$0.37	$0.22
Diluted	$0.08	$0.24	$0.26	$0.33	$0.16	$0.21	$0.36	$0.21

Outlook
During fiscal 2009, Couche-Tard will pursue its investments in order to deploy the IMPACT program in approximately 350 stores and acquire approximately between 200 and 300 stores. The Company’s capital budget for the fiscal year 2009 is approximately $275.0 million, which Couche-Tard plans to finance with its net cash provided by operating activities.

“Given the challenging conditions affecting our industry, we intend to leverage our strengths, namely our expertise and our solid financial position, in order to consolidate and even reinforce our position as leader, in addition to expanding our network by acquiring stores that will suitably improve our results,” concluded Mr. Bouchard.

Profile
Alimentation Couche-Tard Inc. is the leader in the Canadian convenience store industry. In North America, Couche-Tard is the second largest independent convenience store operator (whether integrated with a petroleum company or not) in terms of number of stores. Couche-Tard currently operates a network of 5,119 convenience stores, 3,273 of which include motor fuel dispensing, located in eleven large geographic markets, including eight in the United States covering 29 states and three in Canada covering six provinces. More than 45,000 people are employed throughout Couche-Tard’s retail convenience network and service centers.

Source

Alain Bouchard, Chairman of the Board, President and Chief Executive Officer
Richard Fortin, Executive Vice-President and Chief Financial Officer
Tel: (450) 662-3272
info@couche-tard.com
www.couche-tard.com

The statements set forth in this press release, which describes Couche-Tard’s objectives, projections, estimates, expectations or forecasts, may constitute forward-looking statements within the meaning of securities legislation. Positive or negative verbs such as “plan”, “evaluate”, “estimate”, “believe” and other related expressions are used to identify such statements. Couche-Tard would like to point out that, by their very nature, forward-looking statements involve risks and uncertainties such that its results, or the measures it adopts, could differ materially from those indicated or underlying these statements, or could have an impact on the degree of realization of a particular projection. Major factors that may lead to a material difference between Couche-Tard’s actual results and the projections or expectations set forth in the forward-looking statements include the effects of the integration of acquired businesses and the ability to achieve projected synergies, fluctuations in margins on motor fuel sales, competition in the convenience store and retail motor fuel industries, exchange rate variations, and such other risks as described in detail from time to time in the reports filed by Couche-Tard with securities authorities in Canada and the United States. Unless otherwise required by applicable securities laws, Couche-Tard disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking information in this release is based on information available as of the date of the release.

Conference Call July 15, 2008 at 2:30 P.M. (Montreal Time)

Financial analysts and investors who wish to participate in the conference call on Couche-Tard’s results can dial 1-800-733-7560 a few minutes before the start of the call. For those unable to participate, a taped re-broadcast will be available July 15, 2008 from 4:30 p.m. until July 22, 2008 at 11:59 p.m., by dialing 1-877-289-8525 – access code 21275842 followed by the # key. Also, a webcast of the conference call will be available on the website of the Company for a period of 90 days after the conference call. Members of the media and other interested parties are invited to listen in.

CONSOLIDATED STATEMENTS OF EARNINGS
(in millions of US dollars, except per share amounts, unaudited)

	12 weeks		52 weeks
For the periods ended	April 27,	April 29,	April 27,	April 29,
	2008	2007	2008	2007
	$	$	$	$
Revenues	3,705.8	2,972.6	15,370.0	12,087.4
Cost of sales	3,226.9	2,506.6	13,146.5	10,082.9
Gross profit	478.9	466.0	2,223.5	2,004.5

Operating, selling, administrative and general expenses	415.2	367.0	1,738.9	1,512.4
Depreciation and amortization of property and equipment and other
assets	39.9	34.4	172.5	133.8
	455.1	401.4	1,911.4	1,646.2
Operating income	23.8	64.6	312.1	358.3
Financial expenses	9.1	14.4	54.6	48.0
Earnings before income taxes	14.7	50.2	257.5	310.3
Income taxes (Note 10)	(0.8)	16.8	68.2	113.9
Net earnings	15.5	33.4	189.3	196.4

Net earnings per share (Note 4)
Basic	0.08	0.17	0.94	0.97
Diluted	0.08	0.16	0.92	0.94
Weighted average number of shares (in thousands)	198,549	202,180	201,486	202,119
Weighted average number of shares – diluted (in thousands)	202,981	208,230	206,478	208,206
Number of shares outstanding at end of period (in thousands)	196,727	202,335	196,727	202,335

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (NOTE 2)
(in millions of US dollars, unaudited)

	12 weeks		52 weeks
For periods ended	April 27,	April 29,	April 27,	April 29,
	2008	2007	2008	2007
	$	$	$	$
Net earnings	15.5	33.4	189.3	196.4
Other comprehensive income
Changes in cumulative translation adjustments	(19.5)	18.9	16.1	(2.8)
Other comprehensive income	(19.5)	18.9	16.1	(2.8)
Comprehensive income	(4.0)	52.3	205.4	193.6

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CAPITAL STOCK
(in millions of US dollars, unaudited)

For the 52-week periods ended	April 27,	April 29,
	2008	2007
	$	$
Balance, beginning of period	352.3	351.0
Stock options exercised for cash	4.7	1.1
Fair value of stock options exercised	1.8	0.2
Carrying value of Class A multiple voting shares and Class B subordinate voting shares
repurchased and cancelled	(10.0)	-
Balance, end of period	348.8	352.3

CONSOLIDATED STATEMENTS OF CONTRIBUTED SURPLUS
(in millions of US dollars, unaudited)

For the 52-week periods ended	April 27,	April 29,
	2008	2007
	$	$
Balance, beginning of period	13.4	9.4
Stock-based compensation expense (Note 6)	4.0	4.2
Fair value of stock options exercised	(1.8)	(0.2)
Balance, end of period	15.6	13.4

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(in millions of US dollars, unaudited)

For the 52-week periods ended	April 27,	April 29,
	2008	2007
	$	$
Balance, beginning of period	681.9	505.0
Impact of changes in accounting policies (Note 2)	0.9	-
Balance, beginning of period, as restated	682.8	505.0
Net earnings	189.3	196.4
	872.1	701.4
Dividends	(25.6)	(19.5)
Excess of purchase price over carrying value of Class A multiple voting shares and
Class B subordinate voting shares repurchased and cancelled	(71.5)	-
Balance, end of period	775.0	681.9

CONSOLIDATED STATEMENTS OF ACCUMULATED OTHER COMPREHENSIVE INCOME (NOTE 2)
(in millions of US dollars, unaudited)

For the 52-week periods ended	April 27,	April 29,
	2008	2007
	$	$
Balance, beginning of period	97.8	100.6
Impact of changes in accounting policies (Note 2)	0.4	-
Balance, beginning of period, as restated	98.2	100.6
Other comprehensive income	16.1	(2.8)
Balance, end of period	114.3	97.8

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of US dollars, unaudited)

	12 weeks		52 weeks
For periods ended	April 27,	April 29,	April 27,	April 29,
	2008	2007	2008	2007
	$	$	$	$
Operating activities
Net earnings	15.5	33.4	189.3	196.4
Adjustments to reconcile net earnings to net cash provided by operating activities
Depreciation and amortization of property and equipment and
other assets, net of amortization of deferred credits	35.1	27.0	151.8	114.4
Future income taxes	12.7	(2.0)	19.0	21.7
Loss (gain) on disposal of property and equipment and other
assets	2.1	(2.9)	(0.9)	(3.8)
Deferred credits	1.6	3.1	13.3	30.5
Other	4.4	5.4	24.2	13.1
Changes in non-cash working capital	61.9	108.6	(36.9)	30.7
Net cash provided by operating activities	133.3	172.6	359.8	403.0

Investing activities
Purchase of property and equipment	(103.6)	(142.7)	(280.3)	(373.4)
Proceeds from sale and leaseback transactions	5.7	10.1	172.4	35.5
Business acquisitions (Note 3)	(0.3)	(38.9)	(70.7)	(600.6)
Proceeds from disposal of property and equipment and other
assets	6.7	4.2	21.0	17.8
(Increase) decrease in other assets	(0.4)	1.1	(3.3)	(15.6)
Deposit reimbursement on business acquisition	0.3	2.4	0.5	-
Temporary investments	-	-	-	21.1
Liabilities related to business acquisitions	-	-	-	(5.0)
Net cash used in investing activities	(91.6)	(163.8)	(160.4)	(920.2)

Financing activities
Repurchase of Class A multiple voting shares and Class B
subordinate voting shares	(53.0)	-	(101.3)	-
Dividends paid	(6.9)	(5.2)	(25.6)	(19.5)
Increase (decrease) in long-term debt	84.8	-	(14.3)	513.0
Issuance of shares	-	0.3	4.7	1.1
Repayment of long-term debt	-	(57.4)	-	(167.2)
Net cash provided (used in) by financing activities	24.9	(62.3)	(136.5)	327.4
Effect of exchange rate fluctuations on cash and cash equivalents	0.3	4.1	11.4	-
Net increase (decrease) in cash and cash equivalents	66.9	(49.4)	74.3	(189.8)
Cash and cash equivalents, beginning of period	149.1	191.1	141.7	331.5
Cash and cash equivalents, end of period	216.0	141.7	216.0	141.7

Supplemental information:
Interest paid	4.6	7.9	59.5	50.6
Income taxes paid	38.6	18.7	89.0	57.7

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(in millions of US dollars)

	As at April 27,	As at April 29,
	2008	2007
	(unaudited)	(1)
	$	$
Assets
Current assets
Cash and cash equivalents	216.0	141.7
Accounts receivable	251.7	199.0
Inventories	444.5	382.1
Prepaid expenses	8.3	13.5
Future income taxes	24.7	22.7
	945.2	759.0
Property and equipment	1,748.3	1,671.6
Goodwill	402.6	373.8
Trademarks and licenses	170.3	168.7
Deferred charges	13.8	25.8
Other assets	39.5	43.4
Future income taxes	0.9	0.9
	3,320.6	3,043.2

Liabilities
Current liabilities
Accounts payable and accrued liabilities	842.7	740.3
Income taxes payable	18.6	46.6
Current portion of long-term debt	1.2	0.5
Future income taxes	-	0.1
	862.5	787.5
Long-term debt	841.0	869.5
Deferred credits and other liabilities	253.8	161.9
Future income taxes	109.6	78.9
	2,066.9	1,897.8

Shareholders' equity
Capital stock	348.8	352.3
Contributed surplus	15.6	13.4
Retained earnings (Note 2)	775.0	681.9
Accumulated other comprehensive income (Note 2)	114.3	97.8
	1,253.7	1,145.4
	3,320.6	3,043.2

(1) The balance sheet as of April 29, 2007 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by Canadian Generally Accepted Accounting Principles for complete financial statements.

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share and stock option data, unaudited)

1. CONSOLIDATED FINANCIAL STATEMENTS PRESENTATION

The unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles and have not been subject to a review engagement by the Company’s external auditors. These consolidated financial statements were prepared in accordance with the same accounting policies and methods as the audited annual consolidated financial statements for the year ended April 29, 2007, with the exception of the accounting changes described in Note 2 below. The unaudited interim consolidated financial statements do not include all the information for complete financial statements and should be read in conjunction with the audited annual consolidated financial statements and notes thereto in the Company’s 2007 Annual Report (the 2007 Annual Report). The results of operations for the interim periods presented do not necessarily reflect results expected for the full year.

The Company’s business follows a seasonal pattern. The busiest period is the first half-year of each fiscal year, which includes summer’s sales.

2. ACCOUNTING CHANGES

Capital disclosures and financial instruments disclosures and presentation

On February 5, 2008 the Company adopted early Canadian Institute of Chartered Accountants (CICA) Handbook Section 3862 “Financial Instruments – Disclosures”, Section 3863 “Financial Instruments – Presentation” and Section 1535 “Capital Disclosures”.

Section 3862 describes the required disclosures related to the significance of financial instruments on the entity’s financial position and performance and the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks. This Section complements principles of recognition, measurement and presentation of financial instruments of Section 3855 “Financial Instruments – Recognition and Measurement”, 3863 “Financial Instruments – Presentation” and 3865 “Hedges”.

Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives. It replaces the standards included in Section 3861 “Financial Instruments – Disclosure and Presentation”.

Section 1535 establishes standards for disclosing information about an entity’s capital and how it is managed to enable users of financial statements to evaluate the entity’s objectives, policies and procedures for managing capital.

The results of the implementation of these new standards are included in Note 8 and had no impact on the Company’s financial results.

Financial Instruments – Recognition and Measurement

On April 30, 2007, the Company adopted CICA Handbook Section 3855 “Financial Instruments – Recognition and Measurement”, which establishes standards for recognition and measurement of financial assets, financial liabilities and nonfinancial derivatives. This new standard was implemented retroactively without restatement of prior periods financial statements. For embedded derivatives instruments, the Company elected April 29, 2002 as its transition date.

The Company made the following classifications:

Financial assets and liabilities	Classification	Subsequent measurement (1)	Classification of gains and losses
Cash and cash equivalents	Held-for-trading	Fair value	Net earnings
Accounts receivable	Loans and receivables	Amortized cost	Net earnings
Investments in publicly-traded securities	Available-for-sale	Fair value	Other comprehensive income
Bank indebtedness and long-term debt	Other financial liabilities	Amortized cost	Net earnings
Accounts payable and accrued expenses	Other financial liabilities	Amortized cost	Net earnings
(1) Initial measurement of all financial assets and liabilities is at fair value.

As at April 30, 2007, the impact of the implementation of the classifications described above is a $0.5 increase in Other assets, a $0.1 increase in the long-term Future income tax liability and a $0.4 increase in Accumulated Other comprehensive income. These adjustments relate to an investment in publicly-traded securities held by the Company, included in Other assets. The value of this investment is not significant.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share and stock option data, unaudited)

Section 3855 also requires that transaction costs be i) recognized in income when incurred or ii) added to or deducted from the amount of the financial asset or liability to which they are directly attributable when the asset or liability is not classified as held-for-trading. The Company has deferred financing costs attributable to its Subordinated unsecured debt which were previously deferred and amortized over the term of the debt. Consequently, the Company elected to apply the accounting policy that consists of deducting financing costs from the amount of the financial liability to which they are directly attributable. As of April 30, 2007, this change resulted in a decrease of $11.6 in Deferred charges, of $13.1 in Long-term debt, in an increase of $0.6 in the long-term Future income tax liability and of $0.9 in Retained earnings.

Hedges

Effective April 30, 2007, the Company adopted CICA Handbook Section 3865 “Hedges”, which establishes circumstances under which hedge accounting may be applied. The purpose of hedge accounting is to ensure that gains, losses, revenues and expenses related to a hedging item and to the hedged item are recognized in net earnings in the same period.

As described in Notes 4 and 23 of the consolidated financial statements included in the 2007 Annual Report, the Company uses interest rate swaps as part of its program for managing the interest rate of its Subordinated unsecured debt. These interest rate swaps have been designated and documented as an effective fair value hedge of the Subordinated unsecured debt. Under the new standard, changes in the fair value of the swaps and the debt are recognized in net earnings, counterbalancing each other, except for any ineffective portion of the hedging relationship. On the balance sheet, the fair value of the interest swaps is recorded in Other assets if it is favourable for the Company or in Deferred credits and other liabilities if it is unfavourable for the Company.

As at April 30, 2007, these changes resulted in an increase of $14.9 in Deferred credits and other liabilities and in a decrease of $14.9 in Long-term debt.

The Company also designates its entire US dollars denominated long-term debt as a foreign exchange hedge of its net investment in its U.S. self-sustaining operations. Accordingly, corresponding foreign exchange gains and losses are recorded in Accumulated other comprehensive income in the Shareholders’ equity to offset the foreign currency translation adjustments on the investments.

Comprehensive Income

On April 30, 2007, the Company adopted CICA Handbook Section 1530 “Comprehensive Income”. This Section introduces a new financial statement which presents the change in equity of an enterprise from transactions and other events and circumstances from non-owner sources. These transactions include net changes in unrealized gains and losses on translating Canadian and corporate operations into the reporting currency as well as unrealized gains and losses related to changes in the fair value of certain financial instruments that are not recorded in net earnings. These two types of transactions are recorded in Other comprehensive income.

The result of the implementation of this new standard is that, beginning in the first quarter of fiscal 2008, the Company includes, in its consolidated financial statements, a consolidated statement of comprehensive income while the cumulative net changes in other comprehensive income are included in Accumulated other comprehensive income, which is presented as a new category of Shareholders’ equity and a new statement. Consequently, an amount of $97.8 presented in cumulative translation adjustments as at April 29, 2007 has been reclassified to Accumulated other comprehensive income.

Equity

Effective April 30, 2007, the Company adopted CICA Handbook Section 3251 “Equity”, which replaces Section 3250 “Surplus”. This new section establishes standards for the presentation of equity and changes in equity during the reporting period and requires the Company to present separately equity components and changes in equity arising from i) net earnings; ii) other comprehensive income; iii) other changes in retained earnings; iv) changes in contributed surplus; v) changes in share capital; and vi) changes in reserves.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share and stock option data, unaudited)

3. BUSINESS ACQUISITIONS

Effective June 5, 2007, the Company purchased 28 company-operated stores and five land parcels from Sterling Stores LLC. The acquired stores operate under the Sterling banner in northwest Ohio, United States.

In addition, during the 52-week period ended April 27, 2008, the Company purchased 18 stores through 15 distinct transactions.

These acquisitions were settled for a total cash consideration of $70.7, including direct acquisition costs. The preliminary allocations of the purchase price of the acquisitions were established based on available information and on the basis of preliminary evaluations and assumptions management believes to be reasonable. Since the Company has not completed its fair value assessment of the net assets acquired for all transactions, the preliminary allocations are subject to adjustments to the fair value of the assets and liabilities until the process is completed. The preliminary allocations are based on the estimated fair values on the dates of acquisition:

$
Tangible assets acquired
Inventories	3.8
Property and equipment	59.6
Total tangible assets	63.4
Liabilities assumed
Accounts payable and accrued liabilities	0.3
Deferred credits and other liabilities	0.6
Total liabilities	0.9
Net tangible assets acquired	62.5
Non-compete agreements	1.1
Goodwill	7.1
Total consideration paid, including direct acquisition costs	70.7

The Company expects that approximately $5.7 of the goodwill related to these transactions will be deductible for tax purposes.

4. NET EARNINGS PER SHARE

	12-week period ended April 27, 2008			12-week period ended April 29, 2007
		Weighted average	Net		Weighted average	Net
	Net	number of shares	earnings	Net	number of shares	earnings
	earnings	(in thousands)	per share	earnings	(in thousands)	per share
	$		$	$		$
Basic net earnings attributable to
Class A and B shareholders	15.5	198,549	0.08	33.4	202,180	0.17

Dilutive effect of stock options		4,432	-		6,050	(0.01)
Diluted net earnings available for
Class A and B shareholders	15.5	202,981	0.08	33.4	208,230	0.16

	52-week period ended April 27, 2008			52-week period ended April 29, 2007
		Weighted average	Net		Weighted average	Net
	Net	number of shares	earnings	Net	number of shares	earnings
	earnings	(in thousands)	per share	earnings	(in thousands)	per share
	$		$	$		$
Basic net earnings attributable to
Class A and B shareholders	189.3	201,486	0.94	196.4	202,119	0.97

Dilutive effect of stock options		4,992	(0.02)		6,087	(0.03)
Diluted net earnings available for
Class A and B shareholders	189.3	206,478	0.92	196.4	208,206	0.94

A total of 1,512,515 stock options are excluded from the calculation of the diluted net earnings per share due to their antidilutive effect for the 12 and 52-week periods ended April 27, 2008. There are 504,996 stock options excluded from the calculation for the 12 and 52-week periods ended April 29, 2007.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share and stock option data, unaudited)

5. CAPITAL STOCK

As at April 27, 2008, the Company has 53,881,212 (56,175,312 as at April 29, 2007) issued and outstanding Class A multiple voting shares each comprising ten votes per share and 142,845,776 (146,159,574 as at April 29, 2007) outstanding Class B subordinate voting shares each comprising one vote per share.

6. STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

As at April 27, 2008, 8,913,915 stock options for the purchase of Class B subordinate voting shares are outstanding (9,326,866 as at April 29, 2007). These stock options can be gradually exercised at various dates until April 22, 2018, at an exercise price varying from Cdn$2.38 to Cdn$25.71. Nine series of stock options totaling 295,000 stock options at exercise prices ranging from Cdn$14.31 to Cdn$23.54 were granted since the beginning of the fiscal year.

For the 12 and 52-week periods ended as at April 27, 2008, the stock-based compensation costs amount to $0.7 and $4.0, respectively. For the 12 and 52-week periods ended as at April 29, 2007, the stock-based compensation costs amount to $1.4 and $4.2, respectively.

The fair value of stock options granted is estimated at the grant date using the Black & Scholes option pricing model on the basis of the following weighted average assumptions for the stock options granted during the period:

❑

risk-free interest rate of 3.98%;

❑

expected life of 8 years;

❑

expected volatility of 32.0%;

❑

expected quarterly dividend of Cdn$0.033 per share.

The weighted average fair value of stock options granted since the beginning of the year is Cdn$8.04 (Cdn$11.64 as at April 29, 2007). A description of the Company’s stock-based compensation plan is included in Note 20 of the consolidated financial statements presented in the 2007 Annual Report.

7. EMPLOYEE FUTURE BENEFITS

For the 12 and 52-week periods ended as at April 27, 2008, the Company’s total net pension expense included in its consolidated statement of earnings amounts to $1.5 and $6.1, respectively. For the corresponding 12 and 52-week periods ended as at April 29, 2007, the expense is $1.1 and $5.2, respectively. The Company’s pension plans are described in Note 21 of the consolidated financial statements presented in the 2007 Annual Report.

8. FINANCIAL INSTRUMENTS AND CAPITAL RISK MANAGEMENT

Financial risk management objectives and policies

The Company’s activities expose it to a variety of financial risks: foreign exchange risk, interest rate risk, credit risk and liquidity risk. The Company uses derivative financial instruments to hedge certain risk exposures, primarily interest and foreign exchange risks.

Foreign exchange risk

One of the Company’s subsidiaries, having the Canadian dollar as its functional currency, holds certain US dollar dominated debt and investment in self-sustaining U.S. foreign operations, which are exposed to variations between the Canadian and US dollar exchange rate. To mitigate the foreign currency translation risk, the Company has designated its entire US dollar denominated long-term debt as a foreign exchange hedge of its net investment in its U.S. self-sustaining foreign operations. Accordingly, foreign exchange gains and losses are recorded in Other comprehensive income.

As at April 27, 2008, everything else being equal, an hypothetical strengthening (weakening) of 5.0% of the U.S. dollar against the Canadian dollar would have had a favorable (unfavorable) impact of $44.9 on Other comprehensive income.

Interest rate risk

The Company is exposed to interest rate risk through its long-term debt. The Company’s policy is to maintain most of its borrowings in variable rate instruments using interest rate swaps when necessary.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share and stock option data, unaudited)

The Company’s fixed rate long-term debt is exposed to a risk of change in its fair value due to changes in interest rates. To mitigate this risk, the Company has entered into fixed-to-variable interest rate swaps on its Subordinated unsecured debt where it has agreed to swap the amount of the difference between variable interest rate and the fixed rate, calculated on the reference amounts. These interest rate swaps have been designated as a fair value hedge of the Subordinated unsecured debt.

The amounts outstanding at year end are as follows:

Maturity (a)	Reference	Pays/receives	Fixed rate	Variable rate
	$		%
December 2013	100.0	pays variable	7.5	LIBOR six month
		receives fixed		plus 3.03%
December 2013	100.0	pays variable	7.5	LIBOR six month
		receives fixed		plus 2.98%
December 2013	150.0	pays variable	7.5	LIBOR six month
		receives fixed		plus 2.89%

(a)

Under certain conditions, the maturity date of the swaps can be altered to correspond with the repurchase conditions of the corresponding subordinated debt.

The Company is exposed to a risk of change in cash flows due to changes in interest rates on its variable rate long-term debt and does not currently hold any derivative instruments that mitigate this risk. The Company analyses its interest rate exposure on an on-going basis. Various scenarios are simulated taking into consideration refinancing, renewal of existing positions, alternative financing and hedging. Based on these scenarios, the Company calculates the impact on net earnings of a defined interest rate shift. As at April 27, 2008, the impact on net earnings of a 1.0% shift would not have been significant. Fixed-to-variable interest rate swaps related to the Subordinated unsecured debt have been included in this calculation.

Credit risk

The Company is exposed to credit risk with respect to Trade accounts receivable and vendor rebates receivable, Credit and debit cards receivable and interest rate swaps.

Credit risk related to Trade accounts receivable and vendor rebates receivable is limited considering the nature of the Company’s activities and its counterparties. Concentration of credit risk is minimal because of the Company’s diversified clientele, products and geography. As at April 27, 2008, no single creditor accounted for over 10.0% of total Trade accounts receivable and vendor rebates receivable and the related maximum credit risk exposure corresponds to their carrying amount.

The Company mitigates the credit risk related to Credit and debit cards receivable by dealing with major financial institutions that have very low or minimal credit risk. As at April 27, 2008, the maximum credit risk exposure related to Credit and debit cards receivable corresponds to their carrying amount.

The Company is exposed to credit risk arising from interest rate swaps when these swaps result in a receivable from the financial institutions. In accordance with its risk management policy, the Company has entered into these swaps with major financial institutions to reduce such credit risk.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulties in meeting its obligations associated with financial liabilities. The Company is exposed to this risk mainly through its Long-term debt and Accounts payable and accrued expenses. The Company’s liquidity is mainly provided by cash flows from operating activities, borrowings available under its revolving credit facilities as well as potential sale and leaseback transactions.

On an on-going basis, the Company monitors rolling forecasts of its liquidity reserve on the basis of expected cash flows taking into account operating needs, tax situation and capital requirements and ensures to have sufficient flexibility under its available liquidity resources to meet its obligations.

Accounts payable and accrued expenses of $618.0 mature within a period of one year or less. The Company’s long-term debt maturities have been disclosed in Note 17.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share and stock option data, unaudited)

Fair values

The fair values of financial assets and liabilities, together with the carrying amounts shown in the consolidated balance sheets, are as follows:

	2008		2007
	Carrying amount	Fair value	Carrying amount	Fair value
	$	$	$	$
Cash and cash equivalents	216.0	216.0	141.7	141.7
Trade accounts receivable and vendor
rebates receivable	102.3	102.3	94.2	94.2
Credit and debit cards receivable	133.0	133.0	90.7	90.7
Accounts payable and accrued expenses	618.0	618.0	537.0	537.0
Subordinated unsecured debt	334.7	353.5	350.0	364.4
Other long-term debt	507.5	507.5	520.0	520.0
Interest rate swaps (1)	(3.8)	(3.8)	-	(14.9)

(1) A negative amount indicates an amount payable by the Company.

The following methods and assumptions were used to determine the estimated fair value of each class of financial instruments:

  The fair value of Cash and cash equivalents, Trade accounts receivable and vendor rebates receivable, Credit and debit cards receivable, receivable related to interest rate swaps and Accounts payable and accrued liabilities is comparable to their carrying amount, given the short maturity periods;

  the fair value of the Subordinated unsecured debt has been estimated based on the discounted cash flows of the debt at the Company’s estimated incremental borrowing rates for debt of the same remaining maturities;

  there is no significant difference between the fair value and the carrying amount of other Long-term debt given that the largest loans bear interest at a variable rate;

  the fair value of the interest rate swaps is estimated by obtaining quotes (marked to market) from the Company’s banks. The quoted prices generally reflect the estimated amount that the Company would receive (favourable) or pay (unfavourable) to settle these agreements at the reporting date.

Capital risk management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. The Company’s capital is comprised of total Shareholders’ equity and net interest bearing debt. Net interest bearing debt refers to Long-term debt and its current portion, net of Cash and cash equivalents and temporary investments, if any.

In order to maintain or adjust the capital structure, the Company may issue new shares, redeem shares, sell assets to reduce debt or adjust the amount of dividends paid to shareholders.

In its capital structure, the Company considers its stock option, deferred share unit and share appreciation rights plans. The Company’s stock redemption plan is also one of the tools the Company uses to achieve its objectives.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share and stock option data, unaudited)

Consistent with others in the industry, the Company monitors capital on the basis of the net interest bearing debt to total capitalization ratio (the ratio) and also monitors its credit ratings as determined by third parties. As at the balance sheet date, the ratio was as follows:

	2008	2007
	$	$
Current portion of long-term debt	1.2	0.5
Long-term debt	841.0	869.5
Cash and cash equivalents	216.0	141.7
Net interest bearing debt	626.2	728.3

Shareholders’ equity	1,253.7	1,145.4
Net interest bearing debt	626.2	728.3
Total capitalization	1,879.9	1,873.7

Net interest bearing debt to total capitalization ratio	33.3%	38.9%

The decrease in the net interest bearing debt to total capitalization ratio resulted primarily from the increase in shareholder’s equity and cash and cash equivalents and from the decrease in Long-term debt.

The decrease in the net interest bearing debt to total capitalization ratio resulted primarily from the increase in shareholder’s equity and cash and cash equivalents and from the decrease in Long-term debt.

Under its Term revolving unsecured operating credit, the Company must meet the following ratios on a consolidated basis:

  a leverage ratio, which is the ratio of total debt less cash and cash equivalents to EBITDA for the four most recent quarters. EBITDA (Earning Before Interests, Taxes, Depreciation and Amortization) is a non-GAAP measure.

  a fixed charge coverage ratio, which is the ratio of EBITDAR for the four most recent quarters to the total interest expense and the rent payments in the same periods. EBITDAR is a non-GAAP measure and is calculated as EBITDA plus rent expense.

The Company is in compliance with these covenants and monitors them on an ongoing basis.

The Company is not subject to any other significant externally imposed capital requirement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share and stock option data, unaudited)

9. SEGMENTED INFORMATION

The Company operates convenience stores in the United States and in Canada. It essentially operates in one reportable segment, the sale of goods for immediate consumption and motor fuel through corporate stores or franchise operations. It operates a convenience store chain under several banners, including Couche-Tard, Mac's and Circle K. Revenues from outside sources mainly fall into two categories: merchandise and services and motor fuel.

The following table provides the information on the principal revenue classes as well as geographic information:

	12-week period ended April 27, 2008			12-week period ended April 29, 2007
	United States	Canada	Total	United States	Canada	Total
	$	$	$	$	$	$
External customer
revenues (a)
Merchandise and services	790.8	373.5	1,164.3	768.7	318.4	1,087.1
Motor fuel	2,229.3	312.2	2,541.5	1,666.7	218.8	1,885.5
	3,020.1	685.7	3,705.8	2,435.4	537.2	2,972.6
Gross Profit
Merchandise and services	262.4	129.5	391.9	255.5	113.5	369.0
Motor fuel	67.7	19.3	87.0	82.8	14.2	97.0
	330.1	148.8	478.9	338.3	127.7	466.0
Property and equipment and
goodwill (a)	1,643.2	507.7	2,150.9	1,572.0	473.4	2,045.4

	12-week period ended April 27, 2008			52-week period ended April 29, 2007
	United States	Canada	Total	United States	Canada	Total
	$	$	$	$	$	$
External customer
revenues (a)
Merchandise and services	3,476.3	1,724.4	5,200.7	3,116.6	1,500.4	4,617.0
Motor fuel	8,891.6	1,277.7	10,169.3	6,514.6	955.8	7,470.4
	12,367.9	3,002.1	15,370.0	9,631.2	2,456.2	12,087.4
Gross Profit
Merchandise and services	1,146.5	601.1	1,747.6	1,046.9	526.6	1,573.5
Motor fuel	393.9	82.0	475.9	372.1	58.9	431.0
	1,540.4	683.1	2,223.5	1,419.0	585.5	2,004.5

(a)

Geographic areas are determined according to where the Company generates operating income (where the sale takes place) and according to the location of the property and equipment and goodwill.

10. INCOME TAXES

On June 9, 2006, the Government of Québec adopted Bill 15 in the National Assembly of Québec, regarding amendments to the Taxation Act and other legislative provisions. As a result, for the 12-week period ended July 23, 2006, the Company has recorded an unusual retroactive income tax expense of $9.9. During fiscal year 2008, the Company reversed this unusual income tax expense following an agreement with the taxing authorities.

11. RECENTLY ISSUED ACCOUNTING STANDARDS NOT YET IMPLEMENTED

Inventories

In June 2007, the CICA issued Handbook Section 3031 “Inventories”, replacing Section 3030 of the same name. The new section provides guidance on the basis and method of measurement of inventories and allows for reversal of previous write-downs. The section also establishes new standards on disclosure of accounting policies used, carrying amounts, amounts recognized as an expense, write-downs and the amount of any reversal of any write-downs.

This new standard is applicable to fiscal years beginning on or after January 1, 2008. The difference in the measurement of opening inventory may be applied to the opening inventory for the period, with an adjustment to opening retained earnings without prior periods being restated, or retrospectively with a restatement of prior periods. The Company will implement this standard in its first quarter of fiscal year 2009 and does not expect that the adoption of this new Section will have a material impact on its consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share and stock option data, unaudited)

Goodwill and Intangible Assets

In February 2008, the CICA issued Handbook Section 3064, “Goodwill and intangible assets”, replacing Section 3062, “Goodwill and other intangible assets” and Section 3450, “Research and development costs”. Various changes have been made to other sections of the CICA Handbook for consistency purposes. The new Section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards relating to goodwill are unchanged from the standards included in the previous Section 3062.

This new standard is applicable to fiscal years beginning on or after October 1, 2008. The Company will implement this standard in its first quarter of fiscal year 2010 and is currently evaluating the impact of its adoption on its consolidated financial statements. The Company does not expect that the adoption of this new Section will have a material impact on its consolidated financial statements.

International Financial Reporting Standards

The Canadian Accounting Standards Board has confirmed that the use of International Financial Reporting Standards (IFRS) will be required for publicly accountable profit-oriented enterprises. IFRS will replace Canada’s current GAAP for those enterprises.

These new standards are applicable to fiscal years beginning on or after January 1, 2011. Companies will be required to provide comparative IFRS information for the previous fiscal year. Starting in the first quarter of fiscal year 2012, the Company will publish consolidated financial statements prepared in accordance with IFRS. The Company is currently evaluating the impact of adoption on its consolidated financial statements and is establishing a transition plan.

12. SUBSEQUENT EVENTS

On June 13, 2008, the Company entered into a new credit agreement consisting of a revolving unsecured credit facility of a maximum amount of $310.0 with an initial maturity, terms and conditions similar to those of the other facility the Company already had as at April 27, 2008 as described in Note 17a) of the consolidated financial statements included in the 2008 annual report.

On May 8, 2008, the Company announced the expansion of its existing agreement with Irving Oil Limited to include 252 Irving Oil convenience retail sites across Atlantic Canada and New England. The 252 convenience stores would be operated by Couche-Tard. Of these stores, 128 are located in New Brunswick, Nova Scotia, Newfoundland and Labrador, and Prince Edward Island. The other 124 stores are located in Maine, New Hampshire, Massachusetts and Vermont. The transaction is anticipated to close in July and is subject to standard regulatory approval and closing conditions.

On April 30, 2008, the Company signed an agreement to acquire 83 stores in the St. Louis Missouri area and nearby central Illinois area from Spirit Energy, L.L.C. 69 stores are company-operated and 14 are operated as dealers. The transaction is anticipated to close in July and is subject to standard regulatory approval and closing conditions.

On April 29, 2008, the Company acquired, from Speedway Superamerica LLC, 15 corporate stores. These stores are operating under the Speedway banner in central Illinois, United States.